Item 77E - Deutsche Investments VIT Funds
(formerly DWS Investments VIT Funds)
On December 7, 2010, Deutsche Investments VIT
Funds (formerly DWS Investments VIT Funds) (the
"Trust") was named as a defendant in the First
Amended Complaint filed by the Official
Committee of Unsecured Creditors in the U.S.
Bankruptcy Court for the District of Delaware in the lawsuit styled Official Committee of Unsecured
Creditors of Tribune Company, et al., v. Fitzsimons et al. (the "Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction ("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash. Following the completion of the LBO in 2007, the Tribune
Company filed for bankruptcy. The Lawsuit seeks to recover all payments made to the shareholders in the LBO. The Lawsuit has been consolidated in a multi-district litigation in the United States District
Court for the Southern District of New York, case no. 12-MC-2296. At the outset of the Lawsuit, the Court issued a scheduling order which stayed all substantive proceedings in the Lawsuit until after the decision on motions to dismiss based on certain defenses common to the defendants filed in related cases. On September 23, 2013, the District Court entered an order granting the defendants' motion to dismiss in those related cases due to the pendency of the Lawsuit seeking recoveries on similar grounds, and the plaintiffs in the related cases have appealed that order to the United States Court of Appeals for the Second Circuit. Oral arguments were held in November 2014. On March 29, 2015, the Second Circuit, in a unanimous opinion, affirmed the District Court's dismissal of the related cases. The plaintiffs in the related cases subsequently filed a petition for rehearing, which the Second Circuit denied on July 22, 2016. On
September 9, 2016, the plaintiffs filed a petition for a writ of certiorari of the Second Circuit's decision in the U.S. Supreme Court. The writ petition has been fully briefed. Accordingly, the Lawsuit will continue to seek recovery of all amounts that the Trust received on a theory of intentional fraudulent conveyance. On April 25, 2014, the District Court entered an order governing the upcoming stage of the Lawsuit, which directed Ropes & Gray, as Liaison Counsel to the Shareholder Defendants, to file a global motion to dismiss (the "Global Motion to Dismiss") the Lawsuit on behalf of all shareholder defendants named in Exhibit A to the current Fifth Amended Complaint (including the
Trust).  The Global Motion to Dismiss was filed on
May 23, 2014.  On January 9, 2017, the District
Court granted the Global Motion to Dismiss, dismissing the only claim asserted against the shareholder defendants named in the Lawsuit, and denied the plaintiff's request for leave to amend the Complaint. On February 1, 2017, the plaintiff filed a letter addressed to the District Court requesting certification for appeal, pursuant to Federal Rule of Civil Procedure 54(b), of the court's decision granting the shareholder defendants' Global Motion to Dismiss. On February 23, 2017, the MDL Court issued an order indicating that the District Court intended to grant that request only after ruling on other pending motions to dismiss addressing separate claims in the same complaint, which currently remain unresolved. On July 18, 2017, the plaintiff filed another letter addressed to the District
Court requesting leave to file a motion requesting
(i) to file a sixth amended complaint in the FitzSimons case adding a constructive fraudulent conveyance claim, and (ii) to reverse the plaintiff's prior request for entry of judgment pursuant to Federal Rule of Civil Procedure 54(b). On July 28,
2017, Ropes & Gray, as Liaison Counsel for the
Executive Committee of Exhibit A Shareholder
Defendants in FitzSimons, and several other defendants filed letters addressed to the District
Court opposing the relief requested in the plaintiff's second letter. On August 4, 2017, the plaintiff filed a reply letter reiterating his request to file a motion to amend. The District Court's decision on this issue is pending. Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on any series of the Trust.